FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS RESOURCES CORPORATION hereby files with the Securities and Exchange
Commission, pursuant to Rule 2, its statement claiming exemption as a holding
company from the provisions of the Public Utility Holding Company Act of 1935,
and submits the following information:

1) <u>Name, State of organization, location and nature of business of claimant
    and every subsidiary thereof, other than any exempt wholesale generator
    (EWG) or foreign utility company in which claimant directly or
    indirectly holds an interest</u>.

    a) <u>WPS Resources Corporation</u> is a nonutility company and was
        incorporated on December 3, 1993 under the laws of the State of
        Wisconsin and has its principal executive office at 700 North
        Adams Street, Green Bay, Wisconsin 54301. WPS Resources was
        organized for the purpose of becoming the parent holding company
        in a corporate restructuring. Effective September 1, 1994,
        WPS Resources, became the parent of Wisconsin Public Service
        Corporation through a share-for-share exchange of common stock.
        After the exchange, WPS Resources owned 100% of the common stock
        of Wisconsin Public Service, consisting of 23,896,962 shares, with
        $4 per share par value. The directors of WPS Resources are also
        directors of Wisconsin Public Service. The total consolidated
        assets of WPS Resources at December 31, 2002 were $3,207,905,563.

        Subsidiaries of WPS Resources consist of the following:

        i) <u>Wisconsin Public Service Corporation</u> is a utility company
            and was incorporated on July 28, 1883 under the laws of the
            State of Wisconsin and has its principal executive office at
            700 North Adams Street, Green Bay, Wisconsin 54301. The
            total assets of Wisconsin Public Service at December 31,
            2002 were $1,872,608,224, or 58% of the assets of
            WPS Resources. WPS Resources' equity in net income of
            Wisconsin Public Service for the year 2002 was $83,112,936.
            Wisconsin Public Service is an operating public utility
            company engaged chiefly in the production, distribution, and
            sale of electricity and in the purchase, distribution, and
            sale of natural gas. Wisconsin Public Service serves
            approximately 407,696 electric retail customers and
            295,816 gas retail customers in 11,000 square miles in
            northeastern and central Wisconsin and an adjacent part of
            Upper Michigan. Wisconsin Public Service provided wholesale
            electric service to various customers, including municipal
            utilities, electric cooperatives, energy marketers, other
            investor-owned utilities, and a municipal joint action

agency. About 96% of operating revenues of Wisconsin Public Service in the year 2002 were derived from Wisconsin customers, and 4% from Michigan customers.

(1)   WPS Leasing, Inc. is a nonutility company and was incorporated on September 1, 1994 under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2002 were $11,837. The 2002 Wisconsin Public Service equity interest in net income of WPS Leasing was $37,711. The principal business of WPS Leasing is to participate in the financing of specific utility projects.

(2)   Wisconsin Valley Improvement Company, of which Wisconsin Public Service owns 26.9% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefit power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Wisconsin Public Service's share of total assets of Wisconsin Valley Improvement at December 31, 2002 was $783,733. Wisconsin Public Service's equity in net income of Wisconsin Valley Improvement for the year 2002 was $20,781. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

(3)   Wisconsin River Power Company is a utility company of which Wisconsin Public Service owns 50% of the voting stock is incorporated under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River and a 15-megawatt combustion turbine near Wisconsin Rapids, Wisconsin. The energy output is sold in equal parts to three companies that previously owned equal proportions of all outstanding stock of Wisconsin River Power. Wisconsin Public

Service's share of total assets of Wisconsin River Power at December 31, 2002 was $11,840,000. Wisconsin Public Service's equity in net income of Wisconsin River Power for the year 2002 was $2,834,000. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

(a) The Lakes Development Corporation is a nonutility company incorporated on November 9, 1990 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. Wisconsin River Power owns 100% of the capital stock of Lakes Development Corporation. Lakes Development owns and operates recreational facilities on hydro lands. The Lakes Development Corporation was merged with and into Wisconsin River Power Company as of the end of business December 31, 2002.

(4) WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 73% by Wisconsin Public Service, 23% by Upper Peninsula Power, and 4% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC. At December 31, 2002, WPS Investments owns approximately a 15% interest in American Transmission Company.

(a) American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(5) ATC Management, Inc. is a utility company incorporated on June 12, 2000 under the laws of the State of

Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. Wisconsin Public Service Corporation owns 11.7% of ATC Management.

ii) <u>WPS Nuclear Corporation</u> is a nonutility company incorporated on February 23, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. WPS Resources owns 100% of the $1 par value capital stock of WPS Nuclear. WPS Nuclear owns 20% of Nuclear Management Company, LLC.

(1) <u>Nuclear Management Company, LLC</u> is a utility company and was organized on February 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at 700 First Street, Hudson, Wisconsin 54016. Nuclear Management Company provides maintenance, operation, and decommissioning services to nuclear power plants of member companies.

iii) <u>WPS Visions, Inc.</u> is a nonutility company incorporated on July 11, 1996 under the laws of the State of Wisconsin. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of WPS Visions. The intended principal business of WPS Visions is to participate in energy and energy-related nonutility ventures.

iv) <u>Badger Energy Services, LLC</u> is a nonutility company organized on August 22, 2000 under the laws of the State of Wisconsin. Its principal offices are at P.O. Box 987, Oconto Falls, Wisconsin. WPS Resources owns 12.50% of Badger Energy Services. The principal business of Badger Energy Services is the sale of propane and energy related services in the State of Wisconsin.

v) <u>WPS Resources Capital Corporation</u> is a nonutility company, incorporated on January 12, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources, which owns 100% of its capital stock. WPS Resources Capital is an intermediate holding company owning 100% of the capital stock of WPS Power Development, Inc. and WPS Energy Services, Inc.

(1) <u>WPS Energy Services, Inc.</u> is a nonutility company incorporated on October 12, 1994 under the laws of the State of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Resources Capital owns 100% of the capital stock of WPS Energy Services. The principal business of WPS Energy Services is to provide electric and natural gas energy, energy risk management, real-time energy management, and energy consulting services to wholesale and retail customers in the nonregulated

energy market. WPS Energy Services holds a power marketers license from the Federal Energy Regulatory Commission.

(a) WPS-ESI Gas Storage, LLC is a nonutility company organized on August 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Energy Services. WPS Energy Services owns 81.50% of WPS-ESI Gas Storage. The principal business activity of WPS-ESI Gas Storage is to own and operate a gas storage facility in the State of Michigan.

(b) WPS Energy Services of Canada Corp. is a nonutility company incorporated on October 7, 2002 under the laws of the Province of Nova Scotia, Canada. Its principal offices are located at the principal offices of WPS Energy Services. The principal business activity of WPS Energy Services of Canada Corp. is to provide natural gas to wholesale and retail participants in the competitive energy markets in Canada.

(2) WPS Power Development, Inc. is a nonutility company incorporated on December 19, 1994 under the laws of the State of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Resources Capital owns 100% of the capital stock of WPS Power Development, Inc. The principal business of WPS Power Development, Inc. is to develop and purchase electric generation and related projects, to provide project development, engineering, and project management, and operations and maintenance services to the nonregulated power generation industry.

(a) PDI Stoneman, Inc. is a nonutility company incorporated on March 29, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of PDI Stoneman's capital stock. The principal business of PDI Stoneman is to own 66-2/3% of Mid-American Power LLC, an exempt wholesale generator which owns the E. J. Stoneman Generating Station.

(b) PDI Operations, Inc. is a nonutility company incorporated on May 30, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of PDI Operations. The principal business of PDI Operations is to provide operation, maintenance, and technical services for the

E. J. Stoneman Generating Station and other operating assets of WPS Power Development and its subsidiaries.

(c) <u>WPS Northern Nevada, LLC</u> is a nonutility company organized on October 20, 2000 under the laws of the State of Nevada. Its principal offices are at the principal offices of WPS Power Development. WPS Power Development owns 100% of WPS Northern Nevada. The principal business of WPS Northern Nevada was to potentially purchase and operate the 545-megawatt Tracy/Pinon generation station. Currently WPS Northern Nevada is inactive.

(d) <u>Mid-American Power Ventures, LLC</u> is a nonutility company organized on August 21, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 75% of Mid-American Power Ventures. The intended principal business of Mid-American Power Ventures is to develop power production facilities with other partners and eventually establish a fund to invest in power production facilities. Mid-American Power Ventures is currently inactive.

(e) <u>Neulite Industries of Wisconsin, LLC</u> is a nonutility company organized on April 8, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 50% of Neulite. The intended principal business of Neulite is to own, construct, and operate lightweight aggregate production facilities. Neulite is currently inactive.

(f) <u>Renewable Fibers International, LLC</u> is a nonutility company organized on January 15, 1998 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 33-1/3% of Renewable Fibers. The principal business of Renewable Fibers International is to develop and carry on business activities related to the continuous fiber liberation of wood chips.

(g) <u>Wisconsin Woodgas, LLC</u> is a nonutility company organized on July 26, 1995 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of Wisconsin Woodgas. The principal business of Wisconsin Woodgas is to own and operate a gasification facility that converts biomass feedstock into biomass gas for sale to Wisconsin Energy Operations, LLC.

(h)   Wisconsin Energy Operations, LLC is a nonutility company organized on July 19, 1995 under the laws of the State of Wisconsin with its principal offices located in Bangor, Wisconsin. WPS Power Development owns 49% of Wisconsin Energy Operations. The principal business of Wisconsin Energy Operations is to own and operate a steam generation facility that generates process steam for sale to Webster Industries Incorporated.

(i)   ECO Coal Pelletization #12, LLC is a nonutility company organized on February 25, 1998 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 70% of the interests of ECO Coal Pelletization #12. The principal business of ECO Coal Pelletization #12 is to invest in Synfuel Solutions, LLC.

> (1)   Synfuel Solutions, LLC is a nonutility company organized on August 14, 2001 under the laws of the State of Delaware. Its principal operations are located in Kentucky. ECO Coal Pelletization #12 owns 33-1/3% of Synfuel Solutions. The principal business of Synfuel Solutions is to invest in Synfuel Solutions Operating, LLC.
>
>> (a)   Synfuel Solutions Operating, LLC is a nonutility company organized on October 15, 2001 under the laws of the State of Delaware. Its principal operations are located in Kentucky. Synfuel Solutions owns 100% of Synfuel Solutions Operating. The principal business of Synfuel Solutions Operating is to own and operate a facility that combines coal fines and a binder material to create synthetic fuel.

(j)   Sunbury Holdings, LLC is a nonutility company organized on April 30, 1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of Sunbury Holdings. Sunbury Holdings is the parent of Sunbury Generation, LLC, WPS Westwood Generation, LLC, and Penfield

Collieries, LLC. Sunbury Generation and Westwood Generation are both exempt wholesale generators.

(1) Penfield Collieries, LLC is a nonutility company organized on April 30,1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. Sunbury Holdings owns 100% of Penfield Collieries. Penfield Collieries owns coal processing facilities and coal silt reserves in Pennsylvania.

(k) WPS Beaver Falls Generation, LLC is a nonutility company organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Beaver Falls Generation. WPS Beaver Falls Generation was organized to own the Beaver Falls generation station located in the State of New York as part of a potential company reorganization. WPS Beaver Falls is currently inactive.

(l) WPS Niagara Generation, LLC is a nonutility company organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Niagara Generation. WPS Niagara Generation was organized to own the Niagara generation station located in the State of New York as part of a potential company reorganization. WPS Niagara Generation is currently inactive.

(m) WPS Syracuse Generation, LLC is a nonutility company organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Syracuse Generation. WPS Syracuse Generation was organized to own the Syracuse generation station located in the State of New York as part of a potential company reorganization. WPS Syracuse Generation is currently inactive.

      (n)   <u>WPS Niagara Properties, Inc.</u> is a nonutility company incorporated on June 17, 1999 under the laws of the State of New York as CH Niagara Properties, Inc. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Niagara Properties. Primary business is to hold certain contractual real property interests located in the State of New York for and on behalf of WPS Empire State.

      (o)   <u>WPS Syracuse Properties, Inc.</u> is a nonutility company incorporated on December 7, 1998 under the laws of the State of New York as CH Syracuse Properties, Inc. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Syracuse Properties. Primary business is to hold certain contractual real property interests located in the State of New York for and on behalf of WPS Empire State.

vi)   <u>Upper Peninsula Power Company</u> is a utility company and was incorporated on February 26, 1947 under the laws of the State of Michigan with its principal offices at 600 East Lakeshore Drive, Houghton, Michigan 49931. WPS Resources owns 100% of the capital stock of Upper Peninsula Power, consisting of 1,473,736 shares of no par value common stock. The total assets of Upper Peninsula Power at December 31, 2002 were $124,743,916. WPS Resources' equity in net income of Upper Peninsula Power for the year 2002 was $3,518,837. Upper Peninsula Power is engaged in the generation, purchase, distribution, and sale of electric energy in the Upper Peninsula of Michigan in the Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw, Marquette, Menominee, Ontonagon, and Schoolcraft. All operating revenue is derived from Michigan customers.

      (1)   <u>WPS Investments, LLC</u> is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 73% by Wisconsin Public Service, 23% by Upper Peninsula Power, and 4% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC. At December 31, 2002, WPS Investments owns approximately a 15% interest in American Transmission Company.

(a) <u>American Transmission Company LLC</u> is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service Corporation, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(2) <u>ATC Management, Inc.</u> is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. Upper Peninsula Power Company owns 3.1% of ATC Management, Inc.

vii) <u>Upper Peninsula Building Development Company</u> is a nonutility company incorporated on January 18, 1989 under the laws of the State of Michigan. Its principal offices are located at the principal offices of Upper Peninsula Power. WPS Resources owns 100% of the capital stock of Upper Peninsula Building Development. Upper Peninsula Building Development owns a building, a portion of which is leased to Upper Peninsula Power for its corporate headquarters.

viii) <u>Penvest, Inc.</u> is a nonutility company incorporated on October 27, 1995 under the laws of the State of Michigan. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of Penvest. Penvest has nonutility investments in telecommunications and real estate.

(1) <u>Superior Technologies, Inc.</u> is a nonutility company incorporated under the laws of the State of Michigan on March 8, 1996. Its principal offices are at 620 South Lake Street, Marquette, Michigan 49855. Penvest owns 33.33% of the capital stock of Superior Technologies. The principal business activity of Superior Technologies is research and development related to utility and telecommunication services.

(2) <u>Super Com Limited Partnership of Northern Michigan</u> is a nonutility limited partnership formed on April 1, 1996 under the laws of the State of Michigan. Its principal offices are at 620 South Lake Street,

Marquette, Michigan 49855. Penvest owns 22.5% of the ownership interest in Super Com. The principal business activity of Super Com is telecommunication services.

ix) <u>WPSR Capital Trust I</u> is a statutory business trust created on June 9, 1998 under the laws of the State of Delaware with its principal offices at the principal executive offices of WPS Resources. WPS Resources owns 100% of the common securities of the Trust. The Trust's purpose is to issue securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in subordinated debentures issued by WPS Resources. The sole asset of the Trust is $51,500,000 of WPS Resources subordinated debentures due in 2038.

x) <u>Brown County C-LEC, LLC</u> is a nonutility company organized on March 5, 1999 under the laws of the State of Wisconsin. Its principal offices are located in Green Bay, Wisconsin. WPS Resources acquired a 40% ownership interest in Brown County C-LEC on December 30, 1999. Brown County C-LEC is organized to provide local exchange service and telephone communication service in the Green Bay, Appleton and De Pere areas in northeastern Wisconsin.

2) <u>A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.</u>

Statistics set forth in the answer to this item are as of December 31, 2002.

a) <u>WPS Resources Corporation</u> directly owns all the stock of Wisconsin Public Service, Upper Peninsula Power, WPS Resources Capital Corporation, WPS Nuclear Corporation, WPS Visions, Upper Peninsula Building Development, Penvest, and WPSR Capital Trust I. In addition to this stock ownership, WPS Resources directly owns 40% of Brown County C-LEC, LLC, 12.50% interest in Badger Energy Services, LLC, 4% interest in WPS Investments, a small amount of equipment and software, and a number of small investments in miscellaneous ventures.

b) <u>Wisconsin Public Service Corporation</u> owns and operates electric properties comprising an integrated system of production and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and Weston, Wisconsin) with a total rated capacity of 871.0 megawatts; a 59.0% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which Nuclear Management Company operates and Wisconsin Public Service owns jointly with Wisconsin Power and

Light Company. The Kewaunee plant has a rated capacity of
535 megawatts (Wisconsin Public Service's share is
315.6 megawatts); a 31.8% share of the Columbia Energy Center at
Portage, Wisconsin, owned jointly with Wisconsin Power and Light
Company, the operator, and Madison Gas and Electric Company, with
a rated capacity of 1,098 megawatts (Wisconsin Public Service's
share is 349.3 megawatts); a 31.8% share of the Edgewater Steam
Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with
Wisconsin Power and Light Company, the operator, with a rated
capacity of 334.6 megawatts (Wisconsin Public Service's share is
106.4 megawatts); combustion turbines of 44.3 megawatts and
18.9 megawatts, respectively, south of Wausau, Wisconsin; two
combustion turbines of 40.8 megawatts and 38.9 megawatts and a 68%
share in a combustion turbine of 76.2 megawatts (Wisconsin Public
Service's share is 51.8 megawatts) owned jointly with Marshfield
Electric and Water Department and operated by Wisconsin Public
Service, all located near Marinette, Wisconsin; a 76.2 megawatt
gas turbine under construction at the Pulliam Plant in Green Bay,
Wisconsin; 8.5 megawatts purchased from a gas turbine under
construction by Wisconsin River Power Company; 15 hydroelectric
plants (14 in Wisconsin and 1 on the border stream between
Wisconsin and Michigan) with aggregate rated capacity of
52.4 megawatts including 12.4 megawatts of hydro purchase from
Wisconsin River Power Company; a 4.1 megawatt diesel plant at
Eagle River, Wisconsin; a 3.9 megawatt diesel plant at
Ashwaubenon, Wisconsin; and a 178.3 megawatt natural gas turbine
plant in De Pere, Wisconsin. Rated capacity figures identified
above are based on August 2003 capacity ratings.

As of January 1, 2001 all transmission assets of Wisconsin Public
Service Corporation were transferred to American Transmission
Company with the exception of 100 miles of 46kV subtransmission
and 8 related 115/46kV stepdown transformer banks. As of
December 31, 2002, distribution facilities owned by Wisconsin
Public Service included 115 distribution substations, and
approximately 20,907 route miles of distribution lines. Wisconsin
Public Service wholly owns four major generating plants in
Wisconsin located in Green Bay, De Pere, Marinette, and Wausau.
Wisconsin Public Service is a co-owner of three major generating
plants in Wisconsin located in Kewaunee County, Portage, and
Sheboygan. Wisconsin Public Service also owns several small
hydroelectric, wind-powered, and diesel-fired generating
facilities throughout its service territory in northeastern
Wisconsin. One of these small generators is a hydroelectric plant
that straddles the Wisconsin/Michigan border and it owns no other
generating facilities outside of Wisconsin. Wisconsin Public
Service Corporation is a generation and distribution utility. It
owns no electric transmission facilities and no gas transmission
pipelines that deliver or receive electric energy or natural gas
at or across the border of Wisconsin.

Gas facilities include approximately 6,505 miles of main, 82 gate
and city regulator stations, and 268,763 lateral services. All
gas facilities are located in Wisconsin except for distribution
facilities in and near the city of Menominee, Michigan, which
receive gas from Wisconsin Public Service gas lines in the
adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

c)   <u>Upper Peninsula Power Company</u> has all of its properties located in Michigan. The distribution system is comprised of approximately 2,826 circuit miles.

Upper Peninsula Power owns an 18.8-megawatt gas fired generating station in Baraga County, a 19.4-megawatt oil-fired turbine in Houghton County, and another 19.7-megawatt oil-fired turbine in Delta County. It owns 9 hydroelectric plants in Michigan with aggregate rated capacity of 30.5 megawatts. Upper Peninsula Power Company owns no generating facilities outside of the upper peninsula of Michigan. Upper Peninsula Power Company is a generation and distribution utility; it owns no electric transmission facilities and no gas transmission pipelines that deliver or receive electric energy or natural gas at or across the border of the upper peninsula of Michigan. Upper Peninsula Power owns numerous miscellaneous properties in various parts of its territory, which are used for office, service, and other purposes. The most important of these are the Service Centers in Ishpeming, Houghton, Ontonagon, Iron River, Escanaba, and Munising. Upper Peninsula Power also leases small parcels of land for substations and miscellaneous temporary uses.

d)   <u>American Transmission Company LLC</u> owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 8,900 miles of transmission lines, 98 wholly owned transmission substations, and 364 jointly owned transmission substations. American Transmission Company has 75 interconnections 60 in Wisconsin, and 15 in Michigan and Illinois.

e)   <u>ATC Management Inc.</u> is the corporate manager of American Transmission Company and owns no utility assets.

f)   <u>Nuclear Management Company, LLC</u> operates six nuclear power plants; the 535-megawatt Duane Arnold Energy Center in Iowa owned by Alliant Energy, the 789-megawatt Palisades Nuclear Power Plant in Michigan owned by Consumers Energy, the 553-megawatt Monticello and the 1,060-megawatt Prairie Island Nuclear Generating Plants in Minnesota owned by Xcel Energy, and the 535-megawatt Kewaunee Nuclear Power Plant jointly owned by Wisconsin Public Service and Wisconsin Power and Light and 1,022-megawatt Point Beach Nuclear Power Plant owned by Wisconsin Electric Power in Wisconsin.

g)   **Wisconsin River Power Company** owns and operates the 20-megawatt Petenwell hydroelectric plant, the 15-megawatt Castle Rock hydroelectric plant, and a 15-megawatt combustion turbine. The hydroelectric plant facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin and the combustion turbine is located near Wisconsin Rapids. All electric energy produced is sold at the plant sites, which are wholly within the State of Wisconsin, and no electric energy is delivered to or received by it outside of the State of Wisconsin. Wisconsin River Power sold 237,801,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2002.

3)   **The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:** (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit C hereto.)

4)   **The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.**

a)   **Mid-American Power, LLC**

   i)   Mid-American Power is an exempt wholesale generator organized on January 12, 1995 under the laws of the State of Wisconsin. Its principal offices are at the principal offices of WPS Power Development. The principal business of Mid-American Power is the ownership of the E. J. Stoneman Generating Station. Notice of the Federal Energy Regulatory Commission's finding that Mid-American Power is an exempt wholesale generator was received on July 3, 1996.

   ii)   PDI Stoneman owns 66-2/3% of Mid-American Power. The remaining 33-1/3% interest is not owned by any WPS Resources system company.

   iii)   WPS Resources, indirectly through WPS Resources Capital, WPS Power Development, and PDI Stoneman, has $2,654,000 of capital invested in Mid-American Power. WPS Resources guarantees lines of credit for Mid-American Power of $12,500,000. WPS Resources receives an annual fee of $353,621 from Mid-American Power for this guarantee. There is $1,496 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of Mid-American Power for the year ended December 31, 2002 are as follows:

Capitalization:

Common Stock	$ 2,654,000
Retained Earnings	(7,723,865)
Long-Term Debt	11,625,373
Total	$ 6,555,508
Earnings (Loss)	$ (784,623)

v) Service, sales, or construction contracts between Mid-American Power and any WPS Resources system company are as follows:

(1) Energy marketing contract with WPS Energy Services under which WPS Energy Services markets energy and capacity of the E. J. Stoneman plant for Mid-American Power. WPS Energy Service's revenues under this contract for the year ending December 31, 2002 were $178,231. This agreement expired October 31, 2002.

(2) Management agreement with PDI Stoneman, Inc. under which PDI Stoneman provides management services for Mid-American Power. Revenues of WPS Power Development under this contract for the year ending December 31, 2002 were $43,000.

(3) Operations and Maintenance agreement with PDI Operations, Inc. under which PDI Operations provides operations and maintenance services for Mid-American Power. PDI Operations' revenues under this contract for the year ending December 31, 2002 were $61,000.

b) WPS Canada Generation, Inc.

i) WPS Canada Generation, Inc. was incorporated on December 11, 1998 under the laws of the State of Wisconsin under the name PDI Canada, Inc. PDI Canada changed its name to WPS Canada Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS Canada Generation is to own the Tinker Hydro Station and related transmission assets located in New Brunswick, Canada. WPS Canada Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

ii) WPS Power Development owns 100% of WPS Canada Generation's capital stock.

iii) WPS Resources indirectly, through WPS Resources Capital and WPS Power Development, has invested $11,265,013 in WPS Canada Generation. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $9,900 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Canada Generation for the year ended December 31, 2002 is:

Capitalization:

Common Stock	$ 1,000
Paid in Capital	11,264,013
Retained Earnings	(703,895)
Long-Term Debt	14,399,325
Total	$24,960,443
Earnings (Loss)	$ (699,291)

v) Service, sales, or construction contracts between WPS Canada Generation and any WPS Resources system company are as follows:

(1) Power purchase agreement, effective March 2000, with WPS New England Generation under which WPS New England Generation purchased energy and capacity from the Tinker Hydro Plant from WPS Canada Generation. WPS Canada Generation's revenue under this contract for the year ending December 31, 2002 was $1,744,365.

(2) Management agreement with WPS Energy Services under which WPS Energy Services provides management services for WPS Canada Generation. Revenues of WPS Energy Services under this contract for the year ending December 31, 2002 were $54,000.

c) WPS New England Generation, Inc.

i) WPS New England Generation, Inc. was incorporated on December 11, 1998 under the laws of the State of Wisconsin under the name PDI New England, Inc. PDI New England changed its name to WPS New England Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS New England Generation is to own hydro and diesel generation facilities and related transmission assets, located in northern Maine. WPS New England Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

ii) WPS Power Development owns 100% of WPS New England Generation's capital stock.

iii) WPS Resources indirectly, through WPS Resources Capital and
WPS Power Development, has invested $5,352,919 in
WPS New England Generation. WPS Resources has guaranteed a
$700,000 maintenance reserve and a $1,800,000 debt service
reserve. These guarantees are aggregate guarantees for both
WPS Canada Generation and WPS New England Generation. There
is $128,526 of intercompany accounts payable to
WPS Resources affiliates.

iv) Capitalization and earnings of WPS New England Generation
for the year ended December 31, 2002 is:

Capitalization:

Common Stock	$ 1,000
Paid in Capital	5,351,919
Retained Earnings	20,065
Long-Term Debt	5,850,674
Total	$11,223,658
Earnings (Loss)	$ 355,596

v) Service, sales, or construction contracts between
WPS New England Generation and any WPS Resources system
company are as follows:

(1) Power purchase agreement, effective March 1, 2001,
with WPS Energy Services under which WPS Energy
Services markets energy and capacity of the generation
assets of WPS New England Generation and energy and
capacity purchased by WPS New England Generation.
WPS New England Generation's revenue under this
contract for the year ending December 31,2002 was
$4,993,979.

(2) Water rights agreement, effective January of 2001,
with WPS Canada Generation under which WPS New England
Generation grants WPS Canada Generation the right to
water for the production of energy. WPS New England
Generation's revenue under this contract for the year
ending December 31, 2002 was $360,000.

(3) Management agreement with WPS Energy Services under
which WPS Energy Services provides management services
for WPS New England Generation. Revenues of
WPS Energy Services under this contract for the year
ending December 31, 2002 were $36,000.

d)   <u>Sunbury Generation, LLC</u>

i)   Sunbury Generation, LLC was organized on April 30, 1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. The company owns the 472-megawatt Sunbury Power Plant in Shamokin Dam, Pennsylvania. Sunbury Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on October 25, 1999.

ii)   Sunbury Holdings, LLC owns 100% of Sunbury Generation.

iii)   WPS Resources indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has invested $12,000,000 in Sunbury Generation. Sunbury Holdings has a long-term loan of $76.5 million to Sunbury Generation. WPS Resources has provided debt guarantees of $25,000,000 to Sunbury Generation. There is also $16,511,108 of intercompany accounts payable to WPS Resources affiliates.

iv)   Capitalization and earnings of Sunbury Generation for the year ended December 31, 2002 is:

Capitalization:

Paid in Capital	$ 12,000,000
Retained Earnings	(63,841,892)
Advances from affiliates	76,490,376
Long-Term Debt	67,043,700
Total	$ 91,692,184
Earnings (Loss)	$(18,747,315)

v)   Service, sales, or construction contracts between Sunbury Generation and any WPS Resources system company are as follows:

(1)   Power purchase agreement with WPS Energy Services under which WPS Energy Services markets energy and capacity of the Sunbury Plant for Sunbury Generation. WPS Energy Services' revenues under this contract for the year ending December 31, 2002 were $1,131,395.

(2)   Fuel supply agreement and operation and maintenance contract with Penfield Collieries under which Sunbury Generation purchases fuel and pays the operation and maintenance expense of Penfield Collieries. Penfield Collieries' revenues under this contract for the year ending December 31, 2002 were $1,279,594.

(e)   WPS Westwood Generation, LLC

    i)   WPS Westwood Generation, LLC is an exempt wholesale
           generator organized on September 18, 1998 under the laws of
           the State of Delaware under the name CinCap VI, LLC.
           CinCap VI, LLC changed its name to WPS Westwood Generation,
           LLC in January 2001. Its principal offices are at the
           principal offices of WPS Power Development. The principal
           business of WPS Westwood Generation is to own and operate
           the Westwood Generation Station located in Pennsylvania.
           Notice of the Federal Energy Regulatory Commission's finding
           that WPS Westwood Generation, formerly CinCap VI, is an
           exempt wholesale generator was received on May 7, 1999.

    ii)   Sunbury Holdings, LLC owns 100% of WPS Westwood Generation.

    iii)   WPS Resources indirectly, through WPS Resources Capital,
           WPS Power Development, and Sunbury Holdings, has $21,000,000
           of capital invested in WPS Westwood Generation.
           WPS Resources guarantees a $100,000 energy supply agreement
           for WPS Westwood Generation. Long-term notes receivable of
           WPS Westwood Generation include a $21,000,000 intercompany
           receivable with WPS Resources and its affiliates. There is
           also $671,037 of intercompany accounts payable of
           WPS Westwood Generation to WPS Resources affiliates.

    iv)   Capitalization and earnings of WPS Westwood Generation for
           the year ended December 31, 2002 is:

           Capitalization:

Paid in Capital	$21,000,000
Retained Earnings	(4,366,654)
Long-Term Debt	27,000,000
Total	$43,633,346
Earnings (Loss)	$(1,797,854)

    v)   Service, sales, or construction contracts between
           WPS Westwood Generation and any WPS Resources system company
           are as follows:

           None

(f)   WPS Empire State, Inc.

i)   WPS Empire State, Inc. is an exempt wholesale generator
        incorporated on May 30, 1980 under the laws of the State of
        New York under the name CH Resources, Inc. CH Resources,
        Inc. changed its name to WPS Empire State, Inc. on May 31,
        2002. Its principal offices are at the principal offices of
        WPS Power Development. The principal business of WPS Empire
        State is to own three cogeneration facilities (i.e., the
        Beaver Falls Generating Facility, Niagara Falls Generating
        Facility, and Syracuse Generating Facility) located in the
        State of New York. Notice of the Federal Energy Regulatory
        Commission's finding that WPS Empire State, Inc., formerly
        CH Resources, Inc., is an exempt wholesale generator was
        received on January 27, 1999.

ii)   WPS Power Development owns 100% of WPS Empire State.

iii)   WPS Resources indirectly, through WPS Resources Capital, and
        WPS Power Development, has $61,070,766 of capital invested
        in WPS Empire State. WPS Resources guarantees a $400,000
        energy supply agreement for WPS Empire State. There is also
        $709,514 of intercompany accounts payable of WPS Empire
        State to WPS Resources affiliates.

iv)   Capitalization and earnings of WPS Empire State for the year
        ended December 31, 2002 is:

               Capitalization:

               Paid in Capital $61,070,766
               Retained Earnings   (1,022,298)
               Long-Term Debt   0
               Total $60,048,468

               Earnings (Loss) $(1,022,298)

v)   Service, sales, or construction contracts between WPS Empire
        State, Inc. and any WPS Resources system company are as
        follows:

        (1)   Fuel supply agreement contract with WPS Energy
               Services under which WPS Empire State purchases fuel
               oil and gas. WPS Energy Services' revenue under this
               contract for the year ending December 31, 2002 was
               $143,938.

        (2)   A service agreement with WPS Energy Services under
               which WPS Energy Services markets the energy, capacity
               and related services for WPS Empire State. Revenues
               of WPS Energy Services under this contract for the
               year ending December 31, 2002 were $72,785.

(g) <u>Combined Locks Energy Center, LLC</u>

    i)   Combined Locks Energy Center, LLC is an exempt wholesale generator incorporated on September 15, 2000 under the laws of the State of Wisconsin. Its principal offices are at the principal offices of WPS Power Development. The principal business of Combined Locks Energy Center is to own and operate a 50-megawatt cogeneration facility in Combined Locks, Wisconsin. Combined Locks Energy Center obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on September 4, 2001.

    ii)   WPS Power Development owns 100% of Combined Locks Energy Center.

    iii)   WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $38,664,083 of capital invested in Combined Locks Energy Center. There is also $100,866 of intercompany accounts payable of Combined Locks Energy Center to WPS Resources affiliates.

    iv)   Capitalization and earnings of Combined Locks Energy Center for the year ended December 31, 2002 is:

Capitalization:

Paid in Capital	$38,664,083
Retained Earnings	888,111
Long-Term Debt	0
Total	$39,552,194
Earnings (Loss)	$ 666,081

    v)   Service, sales, or construction contracts between Combined Locks Energy Center and any WPS Resources system company are as follows:

    (1)   Fuel supply agreement with WPS Energy Services under which WPS Energy Services provides fuel for Combined Locks Energy Center. WPS Energy Services' revenue under this contract for the year ending December 31, 2002 was $2,954,755.

    (2)   Management agreement with WPS Energy Services under which WPS Energy Services provides management services for Combined Locks Energy Center. Revenues of WPS Energy Services under this contract for the year ending December 31, 2002 were $16,667.

LIST OF EXHIBITS

Exhibit A-1   Balance Sheet at December 31, 2002, of WPS Resources Corporation
               and subsidiaries.

Exhibit A-2   Income Statement and Statement of Retained Earnings of
               WPS Resources Corporation and subsidiaries for the year ended
               December 31, 2002.

Exhibit A-3   Balance Sheet at December 31, 2002, and Statements of Income and
               Retained Earnings of WPS Resources Capital Corporation for the
               year ended December 31, 2002.

Exhibit A-4   Balance Sheet at December 31, 2002, and Statements of Income and
               Retained Earnings of Wisconsin River Power Company for the year
               ended December 31, 2002. (The financial statements of Wisconsin
               River Power Company are not customarily consolidated with those
               of any other company.)

Exhibit A-5   Balance Sheet at December 31, 2002, and Statements of Income of
               Nuclear Management Corporation, LLC for the year ended
               December 31, 2002.

Exhibit A-6   Balance Sheet at December 31, 2002, and Statements of Income of
               American Transmission Company LLC for the year ended
               December 31, 2002.

Exhibit B   An organizational chart showing the relationship of each EWG or
               foreign utility company to associate companies in the holding
               company system.

Exhibit C   Statement showing sales for the calendar year 2002 of electric
               energy and gas by Wisconsin Public Service Corporation,
               Upper Peninsula Power Company, and Wisconsin River Power
               Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2003.

                                    WPS RESOURCES CORPORATION

                                    /S/ Joseph P. O'Leary
                                        Joseph P. O'Leary
                                        Senior Vice-President and
                                        Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ Barth J. Wolf
             Barth J. Wolf
             Secretary and
             Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence
concerning this statement should be addressed:


Barth J. Wolf, Secretary
WPS Resources Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001


WPS RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET **Exhibit A-1**
AS OF DECEMBER 31, 2002
Millions

	WPSC	WPSR	WPSRCC	UPPCO	UPBDC	PENVEST	WPSN	CAP TRUST	VISIONS	ELIMINATIONS DEBIT	CREDIT	CONSOLIDATED STATEMENTS
Assets												
Cash and equivalents	3.4	9.1	29.6	1.1	-	-	0.1	-	-	-	-	43.3
Restricted funds	-	-	4.2	-	-	-	-	-	-	-	-	4.2
Accounts receivable, net	108.9	3.1	180.0	7.5	0.8	0.1	0.1	-	-	5.5	12.7	293.3
Accrued unbilled revenues	47.3	-	55.6	3.0	-	-	-	-	-	-	-	105.9
Inventories	47.3	-	70.5	0.3	-	-	-	-	-	-	-	118.1
Assets from risk management activities	1.4	-	405.2	-	-	-	-	-	-	-	-	406.6
Other current assets	54.7	0.2	12.0	5.6	-	-	-	-	-	-	0.2	72.3
Current Assets	263.0	12.4	757.1	17.5	0.8	0.1	0.2	-	-	5.5	12.9	1,043.7
Property, plant, and equipment, net	1,282.6	0.4	229.8	92.4	4.4	0.6	-	-	-	-	-	1,610.2
Regulatory assets	109.0	-	-	1.9	-	-	-	-	-	-	-	110.9
Assets from Risk Management-Long Term	-	-	135.3	-	-	-	-	-	-	-	-	135.3
Other	218.0	1,103.4	107.7	12.9	-	0.2	3.2	51.5	-	1.8	1,190.9	307.8
Total Assets	1,872.6	1,116.2	1,229.9	124.7	5.2	0.9	3.4	51.5	-	7.3	1,203.8	3,207.9
Liabilities and Shareholder's Equity												
Short-term debt	26.0	20.6	11.7	-	-	-	-	-	-	28.5	-	29.8
Current portion of long-term debt	50.0	-	4.4	16.5	0.2	-	-	-	-	-	-	71.1
Accounts Payable	161.5	1.6	288.2	7.7	0.1	-	-	-	-	7.1	-	452.0
Liabilities from risk management activities	0.2	-	443.6	-	-	-	-	-	-	-	-	443.8
Other current liabilities	27.0	4.6	16.6	5.6	0.2	-	(0.1)	-	-	0.2	-	53.7
Current liabilities	264.7	26.8	764.5	29.8	0.5	-	(0.1)	-	-	35.8	-	1,050.4
Long-term debt	442.5	321.3	125.9	17.1	2.9	-	-	-	-	85.3	-	824.4
Deferred income taxes	123.8	(4.7)	(49.3)	3.6	0.2	-	0.3	-	-	0.2	-	73.7
Deferred investment tax credits	18.1	-	-	1.2	-	-	-	-	-	-	-	19.3
Regulatory liabilities	42.7	-	-	7.0	-	-	-	-	-	-	-	49.7
Environmental remediation liabilities	38.7	-	-	1.5	-	-	-	-	-	-	-	40.2
Postretirement benefit obligations	51.8	-	-	-	-	-	-	-	-	-	-	51.8
Long-term liabilities from risk management activities	0.4	-	109.3	-	-	-	-	-	-	-	-	109.7
Other	92.8	0.1	20.1	7.4	-	-	-	-	-	15.6	-	104.8
Long-term liabilities	810.8	316.7	206.0	37.8	3.1	-	0.3	-	-	101.1	-	1,273.6
Company-obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely WPSR 7.00% subordinated debentures	-	-	-	-	-	-	-	50.0	-	-	-	50.0
Preferred stock of subsidiary	51.2	(0.1)	-	-	-	-	-	-	-	-	-	51.1
Common stock equity	745.9	772.8	259.4	57.1	1.6	0.9	3.2	1.5	-	1,842.8	783.2	782.8
Total liabilities and shareholders' equity	1,872.6	1,116.2	1,229.9	124.7	5.2	0.9	3.4	51.5	-	1,979.7	783.2	3,207.9

WPS RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002
Millions

Exhibit A-2

	WPSC	WPSR	WPSRCC	UPPCO	UPBDC	PENVEST	WPSN	CAP TRUST	VISIONS	ELIMINATIONS DEBIT	CREDIT	CONSOLIDATED STATEMENTS
OPERATING REVENUES:												
Nonregulated revenue	-	122.5	1,627.8	-	1.1	0.1	-	-	-	126.9	-	1,624.6
Utility revenue	1,007.6	-	-	66.1	-	-	-	-	-	23.7	0.3	1,050.3
Total revenues	1,007.6	122.5	1,627.8	66.1	1.1	0.1	-	-	-	150.6	0.3	2,674.9
Nonregulated cost of fuel, gas, and purchased power	-	-	1,527.6	-	-	-	-	-	-	-	5.4	1,522.2
Utility cost of fuel, gas, and purchased power	415.8	-	-	24.7	-	-	-	-	-	3.4	24.9	419.0
Operating and maintenance expense	326.9	5.8	86.0	26.8	-	0.1	-	-	-	-	1.1	444.5
Depreciation and decommissioning	81.9	0.3	11.6	4.0	0.2	-	-	-	-	-	-	98.0
Taxes other than income	33.4	-	2.3	4.3	0.1	-	-	-	-	-	-	40.1
Total operating expenses	858.0	6.1	1,627.5	59.8	0.3	0.1	-	-	-	3.4	31.4	2,523.8
Operating income	149.6	116.4	0.3	6.3	0.8	-	-	-	-	154.0	31.7	151.1
Miscellaneous income	19.0	1.3	29.6	2.2	-	-	0.2	3.6	-	8.1	-	47.8
Interest Expense	(33.9)	(16.3)	(10.7)	(3.4)	(0.3)	-	-	(0.1)	-	-	(6.6)	(58.1)
Distributions - preferred securities of subsidiary trust	-	-	-	-	-	-	-	(3.5)	-	-	-	(3.5)
Other income (expense)	(14.9)	(15.0)	18.9	(1.2)	(0.3)	-	0.2	-	-	8.1	(6.6)	(13.8)
Income before income taxes	134.7	101.4	19.2	5.1	0.5	-	0.2	-	-	162.1	38.3	137.3
Provision for income taxes	46.8	(8.0)	(15.7)	1.6	0.2	-	0.1	-	-	0.2	-	24.8
Minority interest	(1.7)	-	(0.1)	-	-	-	-	-	-	-	1.8	-
Net income before preferred	86.2	109.4	34.8	3.5	0.3	-	0.1	-	-	161.9	40.1	112.5
Preferred stock dividends of subsidiary	3.1	-	-	-	-	-	-	-	-	-	-	3.1
Income available for common shareholders	83.1	109.4	34.8	3.5	0.3	-	0.1	-	-	161.9	40.1	109.4

WPS RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATING STMT OF RETAINED EARNINGS
AS OF DECEMBER 31, 2002
Millions

	WPSC	WPSR	WPSRCC	UPPCO	UPBDC	PENVEST	WPSN	CAP TRUST	VISIONS	ELIMINATIONS DEBIT	CREDIT	CONSOLIDATED STATEMENTS
Retained Earnings (1/1/02)	250.4	371.4	(1.2)	11.3	1.2	0.1	(0.2)	-	-	263.6	1.5	370.9
Income available for common shareholders	83.1	109.4	34.8	3.5	0.3	-	0.1	-	-	161.9	40.1	109.4
	333.5	480.8	33.6	14.8	1.5	0.1	(0.1)	-	-	425.5	41.6	480.3
Dividends on common stock	64.3	66.8	-	-	-	-	-	-	-	-	(64.0)	67.1
Other comprehensive income	2.7	7.4	4.7	-	-	-	-	-	-	-	(7.5)	7.3
Retained earnings (12/31/02)	266.5	406.6	28.9	14.8	1.5	0.1	(0.1)	-	-	425.5	113.1	405.9

WPS RESOURCES CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET   **Exhibit A-3**
AS OF DECEMBER 31, 2002
(Millions)

	WPSRCC	ESI	PDI	ELIMINATIONS DEBIT	ELIMINATIONS CREDIT	CONSOLIDATED STATEMENTS
Assets						
Cash and equivalents	0.1	13.5	16.0	–	–	29.6
Restricted funds	–	–	4.2	–	–	4.2
Accounts receivable, net	–	174.1	10.8	–	4.9	180.0
Accrued unbilled revenues	–	55.6	–	–	–	55.6
Inventories	–	60.7	9.8	–	–	70.5
Assets from risk management activities	–	405.7	–	–	0.5	405.2
Other current assets	–	1.1	10.9	–	–	12.0
Current Assets	0.1	710.7	51.7	–	5.4	757.1
Property, plant, and equipment, net	–	8.3	221.5	–	–	229.8
Regulatory assets	–	–	–	–	–	–
Other	261.2	158.2	85.0	–	261.4	243.0
Total Assets	261.3	877.2	358.2	–	266.8	1,229.9
Liabilities and Shareholder's Equity						
Short-term debt	–	2.5	9.2	–	–	11.7
Current portion of long-term debt	–	–	4.4	–	–	4.4
Accounts Payable	–	284.5	8.6	4.9		288.2
Liabilities from risk management activities	–	430.7	13.0	0.1	–	443.6
Other current liabilities	–	4.7	11.9	–	–	16.6
Current liabilities	–	722.4	47.1	5.0	–	764.5
Long-term debt	–	–	125.9	–	–	125.9
Deferred income taxes	–	2.2	(51.3)	0.2	–	(49.3)
Deferred investment tax credits	–	–	–	–	–	–
Regulatory liabilities	–	–	–	–	–	–
Environmental remediation liabilities	–	–	–	–	–	–
Benefit obligations	–	–	–	–	–	–
Other	–	117.8	11.6	–	–	129.4
Long-term liabilities	–	120.0	86.2	0.2	–	206.0
Minority Interest						
Common stock equity	261.3	34.8	224.9	292.1	30.5	259.4
Total liabilities and shareholders' equity	261.3	877.2	358.2	297.3	30.5	1,229.9

WPS RESOURCES CAPITAL CORPORATION
CONSOLIDATING STATEMENT OF INCOME   **Exhibit A-3**
FOR THE YEAR ENDED DECEMBER 31, 2002
(Millions)

	WPSRCC	ESI	PDI	ELIMINATIONS DEBIT	ELIMINATIONS CREDIT	CONSOLIDATED STATEMENTS
Nonregulated revenue	34.6	1,495.5	145.2	47.5	–	1,627.8
Nonregulated cost of fuel, gas, and purchased power	–	1,446.2	93.3	0.3	12.2	1,527.6
Operating and maintenance expense	–	29.9	56.9	–	0.8	86.0
Depreciation and decommissioning	–	1.1	10.5	–	–	11.6
Taxes other than income	–	0.5	1.8	–	–	2.3
Total operating expenses	–	1,477.7	162.5	0.3	13.0	1,627.5
Operating income	34.6	17.8	(17.3)	47.8	13.0	0.3
Miscellaneous income	–	1.9	27.7	–	–	29.6
Interest Expense	–	(1.6)	(9.1)	–	–	(10.7)
Distributions - preferred securities of subsidiary trust	–	–	–	–	–	–
Other income (expense)	–	0.3	18.6	–	–	18.9
Income before income taxes	34.6	18.1	1.3	47.8	13.0	19.2
Provision for income taxes	–	7.0	(22.6)	–	0.1	(15.7)
Minority interest	–	(0.1)	–	–	–	(0.1)
Net income before preferred	34.6	11.0	23.9	47.8	13.1	34.8
Preferred stock dividends of subsidiary	–	–	–	–	–	–
Income available for common shareholders	34.6	11.0	23.9	47.8	13.1	34.8

WPS RESOURCES CAPITAL CORPORATION
CONSOLIDATING STMT OF RETAINED EARNINGS   **Exhibit A-3**
AS OF DECEMBER 31, 2002
(Millions)

	WPSRCC	ESI	PDI	ELIMINATIONS DEBIT	ELIMINATIONS CREDIT	CONSOLIDATED STATEMENTS
Retained Earnings (1/1/02)	1.2	(16.3)	(11.9)	0.1	25.9	(1.2)
Income available for common shareholders	34.6	11.0	23.9	47.8	13.1	34.8
	35.8	(5.3)	12.0	47.9	39.0	33.6
Dividends on common stock	–	–	–	–	–	–
Other comprehensive income	4.6	(0.2)	4.9	–	4.6	4.7
Retained earnings (12/31/02)	31.2	(5.1)	7.1	47.9	43.6	28.9

UNAUDITED Exhibit A-4

Wisconsin River Power Company and Subsidiary
Consolidated Balance Sheet
As of December 31, 2002

Assets		**2002**
Property, Plant, and Equipment		
Utility Plant	$	28,846,840
Construction Work-in-Progress		5,273,942
Less - Accumulated Provision for Depreciation		15,951,730
		18,169,052
Current Assets		
Cash and Cash Equivalents		1,329,980
Accounts Receivable		2,112,866
Materials, Supplies, and Prepayments		193,361
		3,636,207
Deferred Charges and Other Assets		
Prepaid Pension Benefits		459,414
Other		10,414
		469,828
Investments and Other Assets		
Wisconsin Valley Improvement Company, Common Stock, at Cost		212,610
Non-Project Land, Flowage Rights, and Depreciable Property, Net		1,178,820
Land Development Costs, Net of Reserve		12,968
		1,404,398
	$	23,679,485

Capitalization and Liabilities		
Capitalization		
Capital Stock, Par Value $100 Per Share, Authorized 95,000 Shares, Outstanding 93,600 Shares	$	9,360,000
Retained Earnings		9,853,364
		19,213,364
Current Liabilities		
Accounts Payable		2,169,246
Accrued Expenses		182,020
Dividends Payable		-
Accrued Property Taxes		986,995
Accrued Income Taxes		185,339
		3,523,600
Deferred Credits and Other Liabilities		
Deferred Income Taxes		645,877
Deferred Investment Tax Credit		21,274
Post-Retirement Benefits		275,370
Other		-
		942,521
	$	23,679,485

UNAUDITED

Exhibit A-4

Wisconsin River Power Company and Subsidiary
Consolidated Statements of Income
For the Year Ended December 31, 2002

	2002
Operating Revenues	
Sales of Electric Energy to:	
Consolidated Water Power Company	$ 2,108,286
Wisconsin Power and Light Company	2,108,286
Wisconsin Public Service Corporation	2,108,286
	6,324,858
Net Timber Sales	27,218
Other	32,643
Total Operating Revenue	6,384,719
Operating Expenses	
Operation	963,944
Maintenance	577,492
Administrative and General	1,105,416
Depreciation	457,918
Income Taxes	908,061
Property and Other Taxes	909,042
Total Operating Expenses	4,921,873
Net Operating Income	1,462,846
Other Income (Expenses)	
Land Development Revenues, Less Expenses	-
Sale of Undeveloped Land and Property, Net of Expenses	6,803,605
Net Timber Sales	231,355
Interest and Dividend Income	215,235
Other Income and Expense	(437,246)
Income Taxes	(2,598,694)
Interest Expense	(8,737)
Net Other Income	4,205,518
Net Income	$ 5,668,364

Exhibit A-4

Wisconsin River Power Company and Subsidiary
Consolidated Statements of Retained Earnings
For the Year Ended December 31, 2002

	2002
Balance, Beginning of Year	$ 4,185,000
Add - Net Income	5,668,364
Less - Dividends Declared	-
Balance, End of Year	$ 9,853,364

NMC Balance Sheet

December 31, 2002

ASSETS

Cash & Cash Equivalents	13,664,291
Accounts Receivable	82,366,300
Prepayments	3,971,281
Property, Plant, & Equipment	28,250,020
Less: Accumulated Depreciation	(5,921,388)
Long Term Investments	1,959,645
Total Assets	124,290,149

LIABILITIES/EQUITY

Current Liabilities	
Trade Payables	42,635,108
Other Payables	2,166,640
Compensation & Benefits	46,191,191
	90,992,939
Non-Current Liabilities	
Mortgage	2,027,387
Capital Lease	2,797,503
Asset Owner Deposit	10,700,000
Other Non-Current	1,959,645
	17,484,535
Equity	
WEC Equity Position	3,162,535
WPS Equity Position	3,162,535
Xcel Equity Position	3,162,535
Alliant Equity Position	3,162,535
CE Equity Position	3,162,535
	15,812,675
Total Liabilities and Shareholders' Equity	$124,290,149

NMC Income Statement

	December 31, 2002
Revenue	553,196,359
Labor & Employee Benefits	280,566,113
Employee & Travel Costs	6,112,543
Contracted/Third Party Exp	158,119,320
Consumption Goods	44,036,642
Utility/Maintenance Costs	2,087,458
Insurance	928,612
Depreciation	3,912,623
Dues & Subscriptions	43,931,348
Administrative Costs	11,934,686
Other Expenses	293,491
SBT Tax	177,453
Costs	552,100,289
Other Income	195,775
Net Income/(Loss)	1,291,845

AUDITED
American Transmission Company LLC
Balance Sheet
December 31, 2002
(in thousands)

	2002
ASSETS	
Transmission and General Plant	
Property Plant & Equipment	$1,211,859
Less Accumulated Depreciation	(527,538)
	684,321
Construction Work in Progress	49,209
Net Transmission and General Plant	733,530
Current Assets	
Cash and Cash Equivalents	14,830
Accounts Receivable	24,737
Other Current Assets	1,088
Total Current Assets	40,655
Other Assets	20,852
Total Assets	$795,037
MEMBERS' EQUITY AND LIABILITIES	
Members' Equity	$393,502
Long-term Debt	348,033
Current Liabilities	
Line of Credit	0
Accounts Payable	23,289
Accrued Liabilities	23,604
Advances from Members	0
Total Current & Accrued Liabilities	46,893
Long-term Liabilities	6,609
Total Members' Equity and Liabilities	$795,037

AUDITED
American Transmission Company LLC
Income Statement
For the Twelve Months Ending December 31, 2002
(in thousands)

	2002
Operating Revenues	
Transmission Service Revenue	$202,856
Other Operating Revenue	2,442
Total Operating Revenues	205,298
Operating Expenses	
Operations	26,212
Maintenance	26,932
General and Administrative	33,412
Depreciation and Amortization	38,407
Taxes Other Than Income Taxes	6,096
Deferral of Start-up Costs	0
Total Operating Expenses	131,059
OPERATING INCOME	74,239
Other Income	
Interest Income	(269)
Allow for Other Funds Used During Construction	1,675
Total Other Income	1,406
Earnings Before Interest and Taxes	75,645
Interest Expense	22,655
Allow-Borrow funds during Construction	(1,067)
Net Interest Expense	21,588
Earnings Before Taxes	$54,057

**ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG
OR
FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
IN THE HOLDING COMPANY SYSTEM**

WPS RESOURCES CORPORATION *

    Wisconsin Public Service Corporation
        WPS Leasing, Inc.
        Wisconsin Valley Improvement Company (26.9% ownership)
        Wisconsin River Power Company (50% ownership)
            The Lakes Development Corporation
        WPS Investments, LLC (approximately 73% ownership)
            American Transmission Company LLC (approximately 15% ownership)
        ATC Management Inc. (11.7% ownership)

    WPS Investments, LLC (approximately 4% ownership)

    WPS Nuclear Corporation
        Nuclear Management Company, LLC (20% ownership)

    WPS Visions, Inc.

    Badger Energy Services, LLC (12.50% ownership)

    WPS Resources Capital Corporation
        WPS Energy Services, Inc.
            WPS-ESI Gas Storage, LLC (81.50% ownership)
            WPS Energy Services of Canada Corp.
        WPS Power Development, Inc.
            PDI Stoneman, Inc.
              Mid-American Power, LLC (66-2/3% ownership)**
            WPS Canada Generation, Inc.**
            WPS New England Generation, Inc.**
            PDI Operations, Inc.
            WPS Northern Nevada, LLC
            Mid-American Power Ventures, LLC (75% ownership)
            Neulite Industries of Wisconsin, LLC (50% ownership)
            Renewable Fibers International, LLC (33-1/3% ownership)
            Wisconsin Woodgas LLC
            Wisconsin Energy Operations LLC (49% ownership)
            ECO Coal Pelletization #12 LLC (70% ownership)
              Synfuel Solutions, LLC (33.33% ownership)
                Synfuel Solutions Operating, LLC
            Sunbury Holdings, LLC
              Sunbury Generation, LLC**
              Penfield Collieries, LLC
              WPS Westwood Generation, LLC **
            WPS Empire State, Inc.**
              WPS Beaver Falls Generation, LLC
              WPS Niagara Generation, LLC
              WPS Syracuse Generation, LLC
              WPS Niagara Properties, Inc.
              WPS Syracuse Properties, Inc.
            Combined Locks Energy Center, LLC**

    Upper Peninsula Power Company
        WPS Investments, LLC (approximately 23% ownership)
            American Transmission Company LLC (approximately 15% ownership)
        ATC Management, Inc. (3.1% ownership)

    Upper Peninsula Building Development Company

    Penvest, Inc.
        Superior Technologies, Inc. (33.33% ownership)
        Super Com Limited Partnership of Northern Michigan (22.5% ownership)

**ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG
OR
FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
IN THE HOLDING COMPANY SYSTEM**

WPS RESOURCES CORPORATION *

      WPSR Capital Trust I

      Brown County C-LEC, LLC (40% ownership)

*   WPS Resources Corporation is the parent holding company. All affiliated companies
      listed are 100% owned except as noted otherwise. All affiliates are currently active,
      with the exception of WPS Beaver Falls Generation, LLC, WPS Niagara Generation, LLC,
      WPS Syracuse Generation, LLC, WPS Northern Nevada, LLC, Mid-American Power Ventures,
      LLC and Neulite Industries of Wisconsin, LLC.

**   An exempt wholesale generator.

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2002

(a) Electric energy sold (at retail or wholesale)	Wisconsin Public Service Corporation	Upper Peninsula Power Company	Wisconsin River Power Company
WI (kWh)	12,426,831,485		237,801,000
MI (kWh)	1,152,844,254	967,936,287	
Total (kWh)	13,579,675,739	967,936,287	
WI (revenues-excludes misc)	$658,895,213		$6,324,858
MI (revenues-excludes misc)	$34,997,241	$64,330,637	-
Total (revenues associated with energy sold)	$693,892,454	$64,330,637	$6,324,858
Intercompany :			
WI- Wisc River Power to WPSC (kWh)	None	None	79,267,000 *
WI- WPSC to UPPCO (kwh)	830,398,873	None	None
MI- UPPCO to WPSC (kwh)	None	None	None
WI- Wisc River Power to WPSC (revenues)	None	None	$2,108,286
WI- WPSC to UPPCO (revenues)	$21,492,068	None	None
MI- UPPCO to WPSC (revenues)	None	None	None
Sales Net of Intercompany			
WI (kWh)	11,596,432,612	None	158,534,000 *
MI (kWh)	1,152,844,254	967,687,287	-
Total (kWh)	12,749,276,866	967,687,287	158,534,000
WI (revenues-excludes misc)	$637,403,145	None	$4,216,572 *
MI (revenues-excludes misc)	$34,997,241	$64,315,824	-
Total (revenues associated with energy sold)	$672,400,386	$64,315,824	$4,216,572
Gas distributed at retail			
WI (MCF)	46,206,780 **	None	None
MI (MCF)	755,307 **	None	None
Total (MCF)	46,962,087		
WI (revenues excludes misc)	$294,754,751 **	None	None
MI (revenues excludes misc)	$4,274,023 **	None	None
Total (revenues excludes misc)	$299,028,774		
Intercompany	None	None	None
Other (Transport Gas)			
WI (MCF)	36,258,223 **	None	None
MI (MCF)	978,220 **	None	None
Total (MCF)	37,236,443		
WI (revenues)	$12,837,214 **	None	None
MI (revenues)	$391,658 **	None	None
Total (revenues)	$13,228,872		

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2002

(b) Electric energy distributed at retail outside state of organization

MI (kWh)	310,500,422	None	None
MI (revenues excludes misc)	$13,046,362	None	None

Gas distributed at retail outside state of organization

MI (MCF)	1,733,527 **	None	None
MI (revenues excludes misc)	$4,665,682 **	None	None

(c) Electric energy sold at wholesale outside state of
organization or at state line

MI (kWh)	842,343,832	None	None
MI (revenues)	$21,950,879	None	None
WI (kWh)		10,811,000	
WI (revenues)		$1,170,174	
IL (kWh)		23,000	
IL (revenues)		$3,092	

Gas sold at wholesale outside state of organization
or at state line

MI (kWh)	None	None	None
MI (revenues)	None	None	None

(d) Electric energy purchased outside state of
organization or at state line   #

Kwh--	2,766,300,000	874,383,060	None
Expenses--	$89,324,216	$23,301,351	None

Gas purchased outside state of organization or at state line

Numerous States (MCF)	46,615,308	None	None
Numerous States (expenses)	$198,634,289	None	None

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2002
FOOTNOTES

* Quantities shown represent actual deliveries. By contract, each of the three purchasers
of the output of Wisconsin River Power Company is entitled to receive, and is required
to pay for one-third of the total output.

** "Gas distributed at retail" for Wisconsin includes 12,169,132 MCF and $60,968,653, and
"Gas distributed at retail" for Michigan includes 147,796 MCF and $862,551 respectively
of sales to Large Commercial and Industrial Customers (those using 2,000 CCF within
one month of the year) under the Wisconsin Public Service Corporation's retail rates.
Industrial usage is indeterminable.

\# Receipts of 100,819 kWh of interchange energy were offset by deliveries of 8 kWh
to same supplier at other points in the system. These deliveries (and other offsetting
deliveries of interchange energy) are omitted from Wisconsin Public Service Corporation's
sales shown above.